

April 30, 2014

Via E-mail
Mr. R. David Anderson
Executive Vice President and Chief Financial Officer
CGI Group Inc.
1350 René-Lévesque Boulevard West
15th Floor
Montréal, Québec
Canada H3G 1T4

> **Re: CGI Group Inc.**
> **Form 40-F for the year ended September 30, 2013**
> **Filed December 23, 2013**
> **File No. 000-29716**

Dear Mr. Anderson:

We have reviewed your supplemental response letter submitted March 24, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F for the year ended September 30, 2013

19. Share-based payments, page 44

1.   We note your response to comment two of our letter dated February 27, 2014. Please tell us, and disclose in future filings, the amount of employer contributions expensed for the periods presented regarding the Share Purchase Plan.

25. Investments in subsidiaries, page 48

2.   We note your response to comment three of our letter dated February 27, 2014. With respect to the adjustment for the estimated losses on contracts, please address the following comments in reasonable detail:

- Tell us, and quantify to the extent practicable, the specific factors that caused the significant increase of the estimated losses on contracts.
- Explain to us any difference between Logica and CGI as it relates to the evaluation of revenue-generating contracts for determining whether a loss provision is required. If there were any significant differences, tell us whether any adjustment was made to align Logica's accounting policy with that of CGI and the amount of such adjustment. If there were no significant differences, explain to us the reason for the significant difference between the amount accrued by Logica and the amount estimated by CGI.
- Tell us when you expect this accrued liability for estimated losses to be diminished.

3.   We note from your response to comment 5 of our previous letter that $167 million of the decrease in accounts receivable reflects the net impact of July's invoicing and 50 days of accounts receivable collections. Please provide us with the gross amounts of invoicing, collections made and any other adjustments included in the $167 million net decrease during this period. Additionally, please provide us with further analysis of this activity, quantifying the decrease attributed to lack of chargeability due to vacations taken during the summer and any changes in collections of accounts receivable during this period compared to the comparable period in 2013.

4.   We also note that the accounts receivable balance as of August 20, 2012 does not reflect billings for the month of August. Please quantify the amount of revenue generating activity that was not billed and how it was accounted for as of August 20, 2012.

5.   We note your response to comment 6 of our previous letter. Please elaborate on the scope of the revenue recognition alignment assessment by telling us if the 300 contracts reviewed for revenue recognition alignment were all outsourcing contracts and quantify the amount of contracts reviewed as a percentage of total contracts eligible for review and as percentage of projected revenue of the contracts.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Jorge Bonilla, Staff Accountant, at (202) 551-3414 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon

Branch Chief